MDS INC.

- AND -

DONALD B. RIX

- AND -

RIX CLINICAL LABORATORIES LTD.

PURCHASE AGREEMENT

Dated this 4th day of October, 2006

ARTICLE 1INTERPRETATION
1.1Definitions
1.2Interpretation
1.3Entire Agreement
1.4Amendment
1.5Waiver of Rights
1.6Schedules
1.7Applicable Law
1.8Currency
1.9Performance on Holidays
1.10Calculation of Time
1.11Severability
1.12Third Party Beneficiaries

ARTICLE 2PURCHASE AND SALE OF RIX INTERESTS
2.1Purchase and Sale of Rix Interests
2.2Place of Closing
2.3Closing Time

ARTICLE 3CONSIDERATION FOR RIX INTERESTS
3.1Purchase Price
3.2Purchase Price Adjustment
3.3Payment of Purchase Price
3.4Transfer Taxes and Tax Elections
3.5Excluded Liabilities

ARTICLE 4REPRESENTATIONS AND WARRANTIES
4.1Representations and Warranties of the Rix Parties
4.2Representations and Warranties of MDS
4.3Commission
4.4Qualification of Representations and Warranties
4.5Survival of Representations and Warranties of a Rix Party
4.6Survival of Representations and Warranties of MDS
4.7Knowledge

ARTICLE 5OTHER COVENANTS OF THE PARTIES
5.1Conduct Prior to Closing
5.2Co-operation
5.3Transaction Structure and Pre-Closing Steps
5.4Litigation

ARTICLE 6CONDITIONS PRECEDENT
6.1MDS’ Conditions
6.2Conditions of Seller
6.3Waiver
6.4Failure to Satisfy Conditions

ARTICLE 7INDEMNIFICATION
7.1Definitions
7.2Indemnification by the Rix Parties
7.3Indemnification by MDS
7.4Agency for Representatives
7.5Notice of the Defence of Third Party Claims
7.6Assistance for Third Party Claims
7.7Settlement of Third Party Claims
7.8Direct Claims
7.9Failure to Give Timely Notice
7.10Limitation
7.11Reductions and Subrogation
7.12Exclusive Remedy
7.13Duty to Mitigate
7.14General Limitations
7.15Adjustment to the Purchase Price

ARTICLE 8GENERAL33
8.1Expenses
8.2Time
8.3Notices
8.4Assignment, Successors
8.5Further Assurances
8.6Public Announcements
8.7Counterparts
8.8Facsimile Execution
8.9No Partnership
8.10Survival
8.11Rix Confidentiality Agreements
8.12Newco and Rix Trust Contract of Adhesion
8.13Guarantee

SCHEDULE 1.1BOREALIS BC AGREEMENT

SCHEDULE 2.3TRANSACTION STRUCTURE AND CLOSING SEQUENCE

SCHEDULE 3.1HOLDBACK AMOUNT

SCHEDULE 4.1.10SUBSIDIARIES AND JOINT VENTURE INTERESTS

SCHEDULE 6.1.7(E)FORM OF RIX OPINION

SCHEDULE 6.2.6(B)FORM OF MDS OPINION

PURCHASE AGREEMENT

This agreement is made this 4th day of October, 2006

B E T W E E N:

MDS INC.,

a corporation incorporated under the laws of Canada

(“MDS”)

- and -

DONALD B. RIX,

an individual resident in Vancouver, British Columbia

(“Rix”)

- and -

RIX CLINICAL LABORATORIES LTD.,

a corporation incorporated under the laws of British Columbia

(“Rix Labs”)

RECITALS:

1.
Pursuant to this Agreement, Rix and Rix Labs have agreed to sell to MDS the Rix Interests and MDS has agreed to purchase the Rix Interests and assume the Assumed Liabilities on the terms and subject to the conditions set forth in this Agreement.

2.
The boards of directors of MDS, Rix Labs and Mether GP, the trustee of the Rix Trust and the limited partners of Metro LP and Mether LP have approved the execution and delivery of this Agreement, as applicable, the performance of their respective obligations hereunder, if any, and the transactions contemplated by this Agreement and the Borealis BC Agreement.

3.
The Rix Parties acknowledge that, pursuant to the Borealis BC Agreement, MDS intends to sell the Rix Partnership Interest, among other assets, to Borealis following the Closing on the condition that MDS causes Metro LP to sell and transfer the Metro Operating Assets (as defined in the Borealis BC Agreement) to Borealis pursuant to the Borealis BC Agreement.

IN CONSIDERATION of the premises and the respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement including the Recitals,

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;

“Agreement” means this purchase agreement and all attached schedules, in each case as supplemented, amended, restated or replaced from time to time;

“Aggregate Purchase Consideration” means the Purchase Price and any other purchase price consideration paid or payable to a Rix Party or an Affiliate thereof in connection with this Agreement or the Borealis BC Agreement including, for greater certainty, Rix’s portion of the purchase price payable to Mether LP under the Borealis BC Agreement as consideration for the Metro Operating Assets and Mether Properties (each as defined in the Borealis BC Agreement);

“Applicable Law” means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, or Order, or the terms of any consent, exemption, approval or Licence of any Governmental Authority, that applies in whole or in part to MDS, a Rix Party, an Operator, the Diagnostics Business or its assets or the way the Diagnostics Business is carried on or to any of the Rix Interests as applicable;

“Assumed Liabilities” means all Liabilities of Seller or an Affiliate thereof in respect of the Rix Partnership Interests, as set out in the Books and Records of Metro LP;

“BC College” means the College of Physicians and Surgeons of British Columbia;

“BC Licensing Act” means the Medicare Protection Act (British Columbia) and the Medical and Health Care Services Regulation;

“Books and Records” means all books, records, books of account, sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports, research and development information, plans and projections, personnel records, operating guides, test data, health records, manuals, records, reports and information or documents of the Diagnostics Business maintained by or on behalf of an Operator pursuant to, or to demonstrate compliance with, Applicable Law and all other documents, files, records, correspondence, and all other data and information, financial or otherwise, of the Diagnostics Business held by or on behalf of an Operator, including all service level reports, metrics and performance data (including raw data) relating to the provision of all services to the Diagnostics Business (whether by MDS or third parties) and all data and information stored electronically or on computer-related media (or in any other form or format) and tax records of a corporate Operator;

“Borealis” means Borealis Infrastructure Management Inc., a corporation incorporated under the laws of Canada, and, as necessary, any Designated Buyer Affiliate (as defined in the Borealis BC Agreement);

“Borealis BC Agreement” means the asset purchase agreement between MDS, Mether LP and Borealis executed contemporaneously herewith related to the Diagnostics Business in British Columbia, a copy of which is appended hereto as Schedule 1.1;

“Borealis BC Closing” means the “BC Closing” as contemplated by the Borealis BC Agreement;

“Borealis Ontario Agreement” means the asset purchase agreement between MDS and Borealis executed contemporaneously herewith relating to the Ontario Diagnostics Business, a copy of which, as to be filed on SEDAR, has been provided to Rix;

“Borealis Ontario Closing” means the “Closing” as that term is defined in the Borealis Ontario Agreement;

“Business Day” means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in the City of Toronto;

“Closing” means the completion of the sale to, and the purchase by, MDS of the Rix Interests and the assumption of the Assumed Liabilities by MDS;

“Closing Date” means the later of: (i) November 30, 2006; or (ii) if any condition set forth in Sections 6.1 or 6.2 is not satisfied or waived on any date, the next Business Day following the date the last of such conditions is satisfied or waived, or such other Business Day as the Parties may agree in writing as the date that the Closing shall take place;

“Closing Documents” means any document delivered contemporaneously with the execution of this Agreement by the Parties or prior to or at the Closing as contemplated by or pursuant to this Agreement excluding, for greater certainty, the Borealis BC Agreement;

“Closing Time” means 1:00 p.m. (Toronto time) on the Closing Date, or such other time on that date as the Parties agree in writing that the Closing shall take place;

“Commodity Taxes” means all sales, use, value-added or similar taxes imposed by any federal, provincial, local or foreign taxation authority including any retail sales tax, GST and land transfer taxes;

“Confidentiality Agreement” has the meaning set forth in Section 1.3;

“Contract of Adhesion” has the meaning set forth in Section 8.12;

“Diagnostics Business” means the specimen collection and diagnostic services businesses carried on directly by MDS, in British Columbia, and the Operators consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics but excluding, for avoidance of doubt, the businesses carried on by any Person in which an Operator does not directly or indirectly have a greater than 50% interest;

“Encumbrance” means any encumbrance, security interest, mortgage, lien, hypothec, pledge, hypothecation, title retention agreement, reservation of title, easement, servitude, right of occupation, executions, judgments, assignment, charge, trust or deemed trust affecting an asset;

“Excluded Liabilities” has the meaning set forth in Section 3.5;

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles of Canada, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

“Governmental Authority” means any domestic or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

“GST” means all goods and service taxes, sales taxes levied by the federal government of Canada, value added taxes or multi-stage taxes and all provincial sales taxes integrated with such federal taxes;

“Interim Period” means the period between the date of this Agreement and the Closing Time;

“ITA” means the Income Tax Act (Canada);

“Liabilities” means all debts, obligations and liabilities, of any nature or kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured, liquidated or unliquidated and whether or not reflected or required to be reflected in a balance sheet in accordance with GAAP;

“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“Material Adverse Effect” means any circumstance, state of facts or matter, either alone or in combination, which is materially adverse to, or could reasonably be expected to have a material adverse effect on, the financial condition, results of operations, prospects or value of the Rix Interests taken as a whole, provided, however, that any adverse circumstance, state of facts or matter directly or indirectly:

(a)	arising out of or resulting in the ordinary course of business or from actions taken by MDS, Rix, Seller or an Operator pursuant to, or as contemplated by, this Agreement;

(b)	resulting from the announcement or performance of this Agreement, the Borealis BC Agreement, the Borealis Ontario Agreement or the transactions contemplated hereby or thereby;

(c)	resulting from economic factors affecting the British Columbia economy as a whole;

(d)	resulting from factors generally affecting the specific markets in which the Diagnostics Business operates, including any adjustment to the insured laboratory services fee rates;

(e)	resulting from any change in Applicable Laws or GAAP;

(f)	arising from a material worsening of current conditions caused by acts of God, terrorism or war (whether or not declared); or

(g)	resulting directly from any failure of the Diagnostics Business to meet projections and estimates;

shall not be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect;

“Mether GP” means Mether Management Ltd., a corporation incorporated under the laws of British Columbia;

“Mether LP” means Mether Properties Limited Partnership, a limited partnership governed by the laws of British Columbia;

“Mether Properties” means Mether Properties Ltd., a wholly-owned subsidiary of Mether LP and a corporation governed by the laws of British Columbia;

“Metro GP” means Metro McNair Clinical Laboratories Ltd., a corporation incorporated under the laws of British Columbia;

“Metro GP Shares” means the 500 Class A common shares of Metro GP held by Rix;

“Metro LP” means Metro-McNair Clinical Laboratories Limited Partnership, a limited partnership governed by the laws of British Columbia;

“Newco” has the meaning set forth in the definition of Rix Reorganization;

“Non-Permitted Transactions” means [REDACTED]

“Ontario Diagnostics Business” means the diagnostic services businesses carried on by MDS, MDS Laboratory Services L.P. and Laboratoires MDS Québec Ltée. in Ontario and Quebec consisting of the provision of clinical laboratory testing for physicians, hospitals and non-hospital health care institutions, management of hospital laboratories and other support services for clinical diagnostics but excluding, for avoidance of doubt, the businesses carried on by any Person in which MDS does not directly or indirectly have a greater than 50% interest;

“Operators” means Metro LP, Metro GP, Mether LP, Mether GP, Metropolitan Laboratories of Victoria Ltd., a wholly-owned subsidiary of Metro LP, amalgamated under the laws of British Columbia, Mether Properties, Prince George Medical Laboratory Partnership, a general partnership governed by the laws of British Columbia, Dawson Creek Medical Laboratory, an unincorporated joint venture, and Stirrat Laboratories Ltd., a corporation governed by the laws of Alberta, Excelleris Technologies Limited Partnership, a limited partnership governed by the laws of British Columbia, Excelleris Technologies Inc., a corporation incorporated under the laws of British Columbia, Trainor LP and Trainor GP;

“Order” means any order, judgment, injunction, decree, award or writ of any court, arbitrator or Governmental Authority;

“ordinary course” or “normal course”, when used in relation to the conduct by a Person, means any transaction or conduct which constitutes an ordinary day-to-day business activity of the Person conducted in a commercially reasonable and businesslike manner consistent with such Person’s past customs and practices;

“Parties” means MDS, Seller, the Rix Trust and Rix collectively, and “Party” means any one of them;

“Permitted Proposal” has the meaning set forth in Section 5.1.1(e);

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;

“Purchase Price” has the meaning ascribed thereto in Section 3.1;

“Regulatory Consents” means all approvals and consents of Governmental Authorities required by reason of the transactions contemplated herein in relation to the specimen collection and laboratory testing Licences required under the BC Licensing Act, the Medical Practitioners Act and the rules made pursuant to the Medical Practitioners Act, for the diagnostic testing facilities of the Operators in British Columbia relating exclusively to the Diagnostics Business and the specimen collection Licences for the patient service centers of the Operators in British Columbia relating exclusively to the Diagnostics Business including the approval of the Medical Services Commission, and to the extent required under Applicable Law, the approval of the BC College, the Ministry of Health (British Columbia) and the Advisory Committee on Diagnostics Facilities to the Medical Services Commission;

“Representative” means, in respect of a Person, each director, officer, employee, agent, solicitor, accountant, professional advisor and other representative of the Person;

“Rix Confidentiality Agreements” means all of the confidentiality agreements between any Rix Party and each party other than MDS that was in discussions with Rix to purchase the Rix Interests or his interest in Mether GP, Mether LP or any other Operator;

“Rix Holdback Amount” has the meaning set forth in Section 3.1(b);

“Rix Holdings” means D. B. Rix Holdings Ltd., a corporation governed by the laws of British Columbia;

“Rix Indemnification Agreement” means the indemnification agreement between Rix, the Seller and Borealis of even date;

“Rix Interests” means:

(a)	the Rix Partnership Interest; and

(b)	the Metro GP Shares;

“Rix Parties” means collectively, Seller and Rix and, after the Contract of Adhesion is entered into by Newco and the Rix Trust as contemplated in Section 8.12, Newco and the Rix Trust and “Rix Party” means any one of them;

“Rix Partnership Interest” means all the units and/or other interest held by Seller in Metro LP, as a limited partner, and all right, title and interest of Seller under the partnership agreement governing such partnership and Applicable Law including all rights, benefits and entitlement to profits and losses, insurance proceeds, current account, capital account, return of capital, repayment of indebtedness and any other benefit in connection with the business, sale or dissolution of such partnership;

“Rix Reorganization” means the occurrence of the following transactions in the order indicated: [REDACTED];

“Rix Trust” means a trust governed by the laws of British Columbia, the trustee of which is Laboratory Holdings Ltd.;

“Seller” means Rix Labs and, following the Rix Reorganization, the corporation formed [REDACTED];

“Tax Returns” means any return, declaration, report, schedule, information statement or return with respect to Taxes required to be filed with a Governmental Authority;

“Taxes” means, in respect of a Person, any and all taxes and related governmental charges (including assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith) including Canadian federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, social security, transfer, sales, use, consumption, GST, excise, anti-dumping, stamp, countervail and value added taxes, all other taxes of any kind for which the Person may have any liability whether disputed or not and all Canada Pension Plan contributions and employment insurance premiums;

“Trainor GP” means Rix Ltd., a corporation governed by the laws of Manitoba, the general partner of Trainor LP;

“Trainor LP” means Trainor Laboratories Limited Partnership, a limited partnership governed by the laws of Manitoba;

“Transaction Structure” has the meaning set forth in Section 2.3; and

“Unrelated Person” means [REDACTED]

1.2 Interpretation

(a)	Unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended, or to any restated or successor legislation of comparable effect.

(b)	All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with GAAP.

(c)
The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.

(d)	In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

(e)	This Agreement is the joint product of the Seller, Rix and MDS, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.

(f)
Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

1.3 Entire Agreement

This Agreement, the confidentiality agreement between Rix and MDS (the “Confidentiality Agreement”), and the Closing Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement, the Confidentiality Agreement and the Closing Documents.

1.4 Amendment

This Agreement may be amended, modified or supplemented only by a written agreement signed by the Parties.

1.5 Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.6 Schedules

The following Schedules are incorporated by reference into and form part of this Agreement:

Schedule	Description of Schedule
Schedule 1.1	Borealis BC Agreement
Schedule 2.3	Transaction Structure and Closing Sequence
Schedule 3.1	Holdback Amount
Schedule 4.1.10	Subsidiaries and Joint Venture Interests
Schedule 6.1.7(e)	Form of Rix Opinion
Schedule 6.2.6(b)	Form of MDS Opinion

1.7 Applicable Law

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto. The Parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.

1.8 Currency

Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian currency.

1.9 Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

1.10 Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. (Toronto time) on the next Business Day.

1.11 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.12 Third Party Beneficiaries

Nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any Person other than Seller, Rix, MDS, upon Newco and the Rix Trust entering into the Contract of Adhesion as contemplated in Section 8.12, Newco and the Rix Trust and, solely in respect of Article 7, their respective Representatives, any rights or remedies of any kind. The Parties shall, however, be entitled to assign their rights under this Agreement to one or more third parties to the extent specifically permitted by this Agreement in which case such third parties shall be entitled to the rights so assigned.

ARTICLE 2

PURCHASE AND SALE OF RIX INTERESTS

2.1 Purchase and Sale of Rix Interests

Seller and Rix agree to sell and transfer the Rix Partnership Interest and Metro GP Shares, respectively, to MDS, free and clear of any Encumbrance and MDS agrees to acquire and pay for the Rix Interests and assume the Assumed Liabilities, on the terms and subject to the conditions contained in this Agreement.

2.2 Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Toronto, Ontario, or at such other place as may be agreed upon by the Parties.

2.3 Closing Time

Notwithstanding any provision herein to the contrary, Closing shall be effective prior to the sale and transfer of the Metro Operating Assets by Metro LP to Borealis pursuant to the Borealis BC Agreement and as of the Closing Time and in the sequence contemplated in Schedule 2.3 (“Transaction Structure”).

ARTICLE 3

CONSIDERATION FOR RIX INTERESTS

3.1 Purchase Price

(a)
Subject to the adjustments contemplated by Sections 3.1(b) and 3.2, the purchase price (the “Purchase Price”) payable to the Seller and Rix for the Rix Interests is $125,858,837. The Purchase Price shall be allocated [REDACTED] to the Metro GP Shares and the balance to the Rix Partnership Interests. The Purchase Price payable at Closing under this Agreement will be reduced by an amount calculated in accordance with Schedule 3.1 which shall not exceed $15,220,625 (the “Rix Holdback Amount”).

(b)	Holdback Amount

The Parties covenant and agree that the Rix Holdback Amount shall be calculated under, governed by the principles set forth in, and released and paid to the Seller subject to the term and conditions prescribed by, Schedule 3.1.

3.2 Purchase Price Adjustment

If there is an adjustment paid in respect of the purchase price payable to MDS under the Borealis BC Agreement, including in the event of a reduction of such purchase price pursuant to section 2.2, 3.1(a)(iv), 3.4, 3.5 and 3.6 of the Borealis BC Agreement, the Purchase Price shall be adjusted appropriately such that the Purchase Price shall increase by an amount equal to 24.75% of any increase of the purchase price paid to MDS under the Borealis BC Agreement and the Purchase Price shall decrease by an amount equal to 24.75% of any decrease in the purchase price paid by MDS to Borealis under the Borealis BC Agreement.  Any increase in the Purchase Price shall be paid by MDS within five (5) Business Days of receipt by MDS of payment of the purchase price adjustment by Borealis under the Borealis BC Agreement. The Seller and Rix shall pay to or reimburse MDS for its proportionate interest in any decrease in the Purchase Price within five (5) Business Days of receipt of notice by MDS of the requirement to pay the purchase price adjustment to Borealis under the Borealis BC Agreement.

3.3 Payment of Purchase Price

At the Closing Time, MDS shall pay and satisfy the Purchase Price as follows:

(a)	MDS shall assume, pay, perform and discharge the Assumed Liabilities in accordance with their terms;

(b)
MDS shall pay the Purchase Price payable to the Seller and Rix less the Rix Holdback Amount and the amount set out in Sections 3.3(a) payable to or to the order of the Seller and Rix by issuance of a demand promissory note, payable by MDS upon the Borealis BC Closing, in full satisfaction thereof, subject to the adjustments to be made pursuant to Sections 3.1 and 3.2 and MDS shall direct Borealis to pay the amount payable to the Seller under Section 3.3(b) out of the amount payable by Borealis to MDS at the Borealis BC Closing.

3.4 Transfer Taxes and Tax Elections

Rix and Seller shall jointly and severally pay all Commodity Taxes in respect of the transfer of the Rix Interests. MDS shall, as required by law, remit direct to the appropriate Governmental Authority, all GST, sales and transfer Taxes, registration charges and transfer fees payable by it in respect of the purchase and sale of the Rix Interests under this Agreement, and upon the request of Rix and Seller, the payor shall furnish proof of such payment.

3.5 Excluded Liabilities

MDS shall not assume or have any obligation to discharge, perform or fulfill any Liabilities of any Rix Party of any kind whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), all of which shall remain obligations of the Rix Parties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Rix Parties

The Rix Parties jointly and severally represent and warrant to MDS as set out in the following Subsections of this Section 4.1.

4.1.1 Corporate Matters

(a)
This Agreement has been duly executed and delivered by Seller and Rix and the Closing Documents to be entered into by Seller, Rix Holdings, or Rix will be duly executed and delivered by each such Party. This Agreement constitutes a valid and binding obligation of Seller and Rix enforceable against Seller and Rix in accordance with its terms and each such Closing Document will constitute a valid and binding obligation of Seller, Rix Holdings and Rix enforceable against Seller, Rix Holdings or Rix in accordance with its terms. Each of Seller and Rix Holdings has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement, as applicable and such Closing Documents.

(b)
Each of Seller and Rix Holdings is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. With the sole exception of [REDACTED] pursuant to the Rix Reorganization, no proceedings have been taken or authorized by Seller or Rix Holdings, or, to the best of Seller’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Seller or Rix Holdings. Seller has all necessary corporate power and capacity to own the Rix Partnership Interest and to execute and deliver, and observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party. The nature of the Rix Interests does not require Seller or Rix to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or partnership or to be in good standing in any jurisdiction other than (i) jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose or (ii) to the extent that any failure to be so qualified either individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

(c)
The Rix Trust is a trust duly established and validly existing under the laws of British Columbia pursuant to a declaration of trust dated December 23, 1988 and Laboratory Holdings Ltd. was appointed as trustee of the Rix Trust by deed of appointment dated April 29, 1997, and is sole trustee of the Rix Trust, a true and complete copy of each of which has been provided to MDS. No proceedings have been taken or authorized by the Rix Trust, or, to the best of the Rix’s knowledge, by any other Person, with respect to (i) the appointment of any Person as a beneficiary of the Rix Trust, except those Persons named in the said declaration of trust as at the date hereof or (ii) the bankruptcy, insolvency, liquidation, dissolution or winding up of the Rix Trust.

(d)
This Agreement, when joined into by each of Newco and the Rix Trust pursuant to the Contract of Adhesion, (i) will be duly executed and delivered by Newco and the Rix Trust and the Closing Documents to be entered into by Newco or the Rix Trust will be duly executed and delivered by each of Newco and Rix Trust respectively, will constitute a valid and binding obligation of Newco and the Rix Trust enforceable against Newco and the Rix Trust in accordance with its terms and each such Closing Document will constitute a valid and binding obligation of Newco and the Rix Trust enforceable against Newco and the Rix Trust in accordance with its terms and each of Newco and the Rix Trust will have taken all corporate action necessary to authorize the execution and delivey of, and the observance and performance of its covenants and obligations under, this Agreement and such Closing Documents.

(e)
The trustee of the Rix Trust will, at the time this Agreement is joined into by the Rix Trust: (i) have all necessary power and capacity to enter into and perform the obligations of the Rix Trust under this Agreement and the Closing Documents to be entered into by it; and (ii) will have taken all action necessary to authorize the execution and delivery of, and the observance and performance of its covenants, and obligations under, this Agreement and such Closing Documents.

(f)
The Rix Trust and Rix are the sole registered and beneficial owners of all the issued and outstanding shares of Rix Holdings and such shares are held free and clear of all Encumbrances. Rix Holdings and Rix are the sole registered and beneficial owners of all the issued and outstanding shares of Seller and such shares are held free and clear of all Encumbrances.

4.1.2 Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by a Rix Party of, any covenant or obligation under this Agreement or any Closing Document to which such Rix Party is or will be a party:

(a)
contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i)	the articles or by-laws of Seller or Rix Holdings, any shareholder agreement pertaining to Seller or Rix Holdings or the declaration of trust of the Rix Trust;

(ii)
the provisions of any material agreement, lease, mortgage or security document to which a Rix Party or Rix Holdings is a party; except, in each case any contravention, violation, default under or acceleration of any obligations under any such agreement, lease, mortgage or security document that would not have or reasonably be expected to have a Material Adverse Effect individually or in the aggregate;

(iii)	Applicable Law; or

(b)	result in the creation or imposition of any material Encumbrance on any of the Rix Interests.

4.1.3 Regulatory Approvals

No consent, approval, or authorization of or registration or filing with any Governmental Authority is required by a Rix Party in connection with the execution and delivery by a Rix Party of this Agreement or by a Rix Party of any Closing Document to which it will be a party or the observance and performance by a Rix Party of its obligations under this Agreement or the Closing Documents to which it will be a party other than the Regulatory Consents and other than those consents, approvals, authorizations, registration, declarations or filings with any Governmental Authority which are routine post-closing notifications or filings or those the absence of which will not have or reasonably be expected to have a Material Adverse Effect.

4.1.4 Title to Assets

Seller is the beneficial owner of the Rix Partnership Interest, with good and valid title thereto free and clear of any Encumbrances. Rix is the beneficial owner of the Metro GP Shares, with good and valid title thereto free and clear of any Encumbrances.

4.1.5 No Options

No Person other than MDS has any written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing for the purchase from any Rix Party of any of the Rix Interests.

4.1.6 Litigation

There is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to or affecting the Rix Interests nor, to the knowledge of the Rix Parties, are any of the same threatened, which if decided adversely to a Rix Party would have or reasonably be expected to have a Material Adverse Effect or a material adverse effect on the Rix Trust. There is no Order outstanding against a Rix Party that affects the Diagnostics Business or any of the Rix Interests except those that would not have or reasonably be expected to have a Material Adverse Effect or a material adverse effect on the Rix Trust.

4.1.7 Absence of Unusual Transactions

Except as contemplated by this Agreement, since October 31, 2005, none of the Rix Parties, except as approved by the board of directors of an Operator:

(a)
in relation to any Operator, has entered into any commitment or transaction that creates any Liabilities for an Operator except in the ordinary course of business and consistent with past practice; and

(b)
has, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any Operator or any officer, director, partner, shareholder, employee (whether current or former or retired), consultant, independent contractor or agent of an Operator that creates any Liabilities for an Operator, except in the ordinary course of business and consistent with past practice.

4.1.8 Residence of Seller

Neither Seller nor Rix is a non-resident of Canada within the meaning of the ITA.

4.1.9 No Expropriation

None of the Rix Parties has received any written notice of expropriation of all or any material part of the Rix Interests and none of the Rix Parties are aware of any expropriation proceeding pending or threatened in respect of any of the Rix Interests.

4.1.10 Subsidiaries and Joint Venture Interests

Except for the Rix Interests or as set out in Schedule 4.1.10, none of the Rix Parties or their Affiliates own any shares in or securities of any other body corporate involved in the Diagnostics Business including the Operators or any entity in which an Operator has an interest directly or indirectly nor is any of such Persons a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co tenancy or other similar jointly-owned business undertaking nor has it agreed to become any of the foregoing.

4.1.11 Loans, Guarantees, etc.

There are no loans or other amounts owing by or to a Rix Party by any Operator and no Operator has guaranteed any obligation of a Rix Party.

4.1.12 Representations and Warranties in Borealis BC Agreement

To the knowledge of the Rix Parties, the representations and warranties of MDS provided in Section 4.1 of the Borealis BC Agreement (other than Sections 4.1.1(c), (d) and (e), 4.1.2, 4.1.5 and 4.1.6 to the extent in each case, such representations and warranties relate to MDS and Sections 4.1.13(a), 4.1.15(a) and 4.1.17 of the Borealis BC Agreement) are true and correct.

4.2 Representations and Warranties of MDS

MDS represents and warrants to the Seller as set out in the following Subsections of this Section 4.2.

4.2.1 Incorporation

MDS is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. No proceedings have been taken or authorized by MDS or, to the best of MDS’ knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of MDS.

4.2.2 Corporate Power and Due Authorization

MDS has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party. MDS has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and such Closing Documents.

4.2.3 Enforceability of Obligations

This Agreement has been, and the Closing Documents to be entered into by MDS will be, duly executed and delivered by MDS and this Agreement constitutes and each such Closing Document will constitute a valid and binding obligation of MDS enforceable against MDS in accordance with its terms.

4.3 Commission

Each of MDS on the one hand and the Rix Parties on the other represents and warrants to the other that none of the other Parties or any Operator will be liable for any brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that Party.

4.4 Qualification of Representations and Warranties

Any representation or warranty made by a Party as to the enforceability of this Agreement or any Closing Document against a Person is subject to the following qualifications:

(a)	specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

(b)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.

4.5 Survival of Representations and Warranties of a Rix Party

All representations and warranties made by a Rix Party in this Agreement and in any Closing Document shall survive the Closing for a period of 18 months and ten (10) Business Days after the Closing Date other than representations and warranties of a Rix Party set out in Section 4.1.4 regarding title of Rix Interests which representations and warranties shall survive Closing for a period of six years and ten (10) Business Days after the Closing Date. After each such period, the Rix Parties shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made pursuant to Article 7 hereof within such period.

4.6 Survival of Representations and Warranties of MDS

All representations and warranties made by MDS in this Agreement and in any Closing Document shall survive for a period of 18 months after the Closing Date. After such period, MDS shall have no further liability hereunder with respect to such representations and warranties.

4.7 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” or “awareness” of a Rix Party, it shall be deemed to refer to the actual knowledge or awareness of Rix, after reasonable enquiry. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” or “awareness” of MDS, it shall be deemed to refer to the actual knowledge or awareness of James A. H. Garner, Chief Financial Officer of MDS, after reasonable enquiry.

ARTICLE 5

OTHER COVENANTS OF THE PARTIES

5.1 Conduct Prior to Closing

During the Interim Period, the Parties shall act as set out in this Section 5.1.

5.1.1 Conduct Business in Ordinary Course

Except as otherwise contemplated or permitted by this Agreement, the Rix Parties shall:

(a)	use commercially reasonable efforts to:

(i)	preserve and protect the Diagnostics Business and its income and the goodwill and reputation of such Diagnostics Business;

(ii)	retain or cause to be retained the employees of the Operators necessary for the operation of the Diagnostics Business in the manner it is currently being operated;

(iii)
maintain the material business relationships of the Diagnostics Business with its customers, suppliers, landlords, governments, the BCMA and the BC College, and promote and preserve for MDS such relationships;

(b)	cause the Diagnostics Business to be carried on with reasonable diligence and in the ordinary course;

(c)
not effect or bind, undertake, authorize (other than Rix in his capacity as a director of Mether GP or Metro GP at a duly constituted meeting of the directors or by written resolution signed by all of the directors of the applicable entity) or commit any Operator to enter into any transaction or matters of a material nature relating to the Diagnostics Business or out of the ordinary course of business;

(d)
promptly inform MDS in writing of (i) any material change in the Rix Interests, Assumed Liabilities, business, affairs, operations, financial condition, or capital of the Diagnostics Business or the Rix Trust, and (ii) any fact, change, condition, circumstance or occurrence of any event that a Rix Party believes will, or is reasonably likely to, result in a failure to satisfy the conditions in favour of MDS hereunder to be complied with or satisfied by a Rix Party; provided, however, that the delivery of any such notice pursuant to this paragraph shall not limit or otherwise affect the remedies available hereunder to MDS;

(e)
not, directly or indirectly, through any officer, director, employee, representative (including, without limitation and for greater certainty, any investment banker, financial advisor, lawyer or accountant) or agent of the Seller, Rix, Rix Trust or Affiliate thereof or any Operator (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (A) any sale of all or a substantial part of the Diagnostics Business or the assets thereof or the Rix Interests to any Person other than MDS and its permitted assigns; or (B) any business combination, reorganization, recapitalization, amalgamation, merger or consolidation of an Operator, Seller or Rix Trust, including the sale of any securities of an Operator, Seller or Rix Trust to any Person other than MDS and its permitted assigns (each an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) publicly disclose in any manner any Acquisition Proposal, or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal, except as contemplated by this Agreement. For greater certainty, an Acquisition Proposal does not include (A) the furnishing of information to MDS or Borealis, entities controlled by MDS or Borealis, their agents and representatives to the extent necessary to facilitate the transactions contemplated herein or in the Borealis BC Agreement or (B) any action required by a partnership or shareholder agreement or constating document of an entity in which either Metro LP or any other Operator has an interest, directly or indirectly as required or permitted by this Agreement (each, a “Permitted Proposal”);

(f)
except for any Permitted Proposals, shall use commercially reasonable efforts to cause the officers, directors, employees, representatives and agents of the Rix Parties and the Operators to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; and

(g)
ensure that its officers, directors, employees, representatives and agents and those of the Operators are aware of the provisions of Section 5.1.1(e), and it shall be responsible for any breach of such Section 5.1.1(e) by such officers, directors, employees, representatives or agents.

5.1.2 Action to Satisfy Closing Conditions, Borealis BC Closing Conditions and Borealis Ontario Closing Conditions

Each Party shall take all such commercially reasonable action as is within its power to control, and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all conditions in this Agreement, the Borealis BC Agreement and the Borealis Ontario Agreement which are for the benefit of any Party hereunder or thereunder, including, without limiting the foregoing, (i) to have injunctions decrees or other orders lifted or otherwise eliminated (Section 5.1.5 of the Borealis BC Agreement and the Borealis Ontario Agreement); (ii) to cooperate and provide reasonable assistance in obtaining clearance under the Competition Act (Canada) (Section 5.2.1 of the Borealis BC Agreement and the Borealis Ontario Agreement) and to obtain other Regulatory Consents (Section 5.2.4 of the Borealis BC Agreement and the Borealis Ontario Agreement) (including “Regulatory Consents” as defined in the Borealis BC Agreement and the Borealis Ontario Agreement, respectively); (iii) to obtain all Regulatory Consents under this Agreement, and (iv) to obtain the consents required under the applicable Contracts, Leases and Equipment Leases to the completion of the transactions contemplated by the Borealis BC Agreement and the Borealis Ontario Agreement (Section 5.1.3 of the Borealis BC Agreement and the Borealis Ontario Agreement). Without in any way limiting the foregoing, each party that is a natural person agrees, in all capacities, including, as applicable, as the direct or indirect beneficial owner of any interest in, or as a director or officer or the nominee of any director or officer of, any of the Operators to take all such actions, including providing any consents, approvals and executing all such documents and instruments necessary or desirable to transfer any interests in the Operators to Borealis under the Borealis BC Agreement and to implement the Transaction Structure. Subject to and in compliance with Applicable Law and the Confidentiality Agreement, the Parties will cooperate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

Nothing in the foregoing paragraph shall require MDS to do any act except those acts it has agreed to perform under the Borealis BC Agreement and the Borealis Ontario Agreement, and the obligations of MDS under the foregoing paragraph shall not extend the obligations of MDS with respect to the subject matter of the foregoing paragraph beyond the agreements made by MDS in respect of such matters as set forth in the Borealis BC Agreement and the Borealis Ontario Agreement, respectively.

5.1.3 Termination or Amendments to Borealis BC Agreement or Borealis Ontario Agreement

MDS will not agree with Borealis to amend or otherwise modify the Borealis BC Agreement in any manner or to any degree that would increase the Liabilities of the Rix Parties under the Rix Indemnification Agreement. MDS will not terminate the Borealis BC Agreement without terminating the Borealis Ontario Agreement.

5.1.4 Confidentiality

(a)
From and after the Closing Date, the Rix Parties will not disclose to anyone or use for any purpose any confidential information concerning the Rix Interests or the Diagnostics Business and will hold all such information in the strictest confidence, in each case except as required by Applicable Law.

(b)
Prior to the Closing Time, the Rix Parties shall request that the other parties to the Rix Confidentiality Agreements return and/or destroy all confidential information relating to the Diagnostics Business and provide evidence of having done so to MDS at Closing.

5.2 Co-operation

Each Party shall cooperate with and assist the other (a) during the Interim Period in order to permit the Closing, the Borealis BC Closing and the Borealis Ontario Closing to be consummated and (b) to obtain the consents of the applicable third party partners and shareholders in respect of the Regional Assets (as defined in the Borealis BC Agreement) and the lessors and other third parties under the leases and contracts as required under the Borealis BC Agreement and the Borealis Ontario Agreement, respectively. The Rix Parties hereby (and shall cause all applicable direct or indirect Affiliates to) consent to the sale of the Purchased Assets by MDS and the Operators pursuant to the Borealis BC Agreement (including the Regional Assets) and waive any right of first refusal or similar right (and notices and notice periods in relation thereto) which any of the Rix Parties or any direct or indirect Affiliate of any of them are entitled to in respect of their interest in Dawson Creek Medical Laboratory, Troy Investments Ltd., Stirrat Laboratories Ltd., Crestwood Medical Dental Building Limited Partnership, Laurel Medical Centre Ltd., Prince George Enterprises Ltd. and Brickyard Clinic) under the applicable constating documents, partnership agreements and shareholders’ agreements.

5.3 Transaction Structure and Pre-Closing Steps

5.3.1 Transaction Structure

Prior to the Closing, the Rix Parties agree to co-operate with MDS and Borealis and MDS agrees to co-operate with the Rix Parties and with Borealis in structuring the sale of the Diagnostics Business as set out in Schedule 2.3. In particular, the Rix Parties will cooperate with MDS prior to Closing to amend the partnership agreement governing Metro LP to provide that the taxable income of the partnership will be allocated such that taxable income earned or realized by Metro LP while a particular partner was a partner of Metro LP will be allocated to each such partner in proportion to its Profit Participation (as defined in such agreement).

5.3.2 Pre-Closing Cash Distribution

The Parties acknowledge and agree that they intend to distribute, prior to the Closing in accordance with the Transaction Structure, the cash (other than Petty Cash) from each of the Operators after a provision for or payment of or other appropriate arrangements for the payment of all applicable transaction costs of the Operators under or in connection with the transactions contemplated by the Transaction Structure.

5.3.3 Rix Reorganization

The Rix Parties will not undertake, nor will they cause or permit any Affiliate or non-arm’s length party to undertake, any Non-Permitted Transactions prior to the Closing Date. The steps comprising the Rix Reorganization will be implemented at the time set forth in, and in accordance with, the Transaction Structure.

5.4 Litigation

The Rix Parties shall reasonably cooperate with MDS but, subject to the terms of Article 7, at the their own expense in order that MDS may properly defend any claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to MDS with respect to the Rix Interests, the Operators, the Excluded Liabilities or the Diagnostics Business (including with respect to the partnerships and corporations in which MDS holds an interest directly or indirectly) or any diagnostics business formerly operated by MDS or any of its Affiliates or in which MDS or an Affiliate thereof had any equity interest prior to the Closing Time, whether brought before or after the Closing Time.

ARTICLE 6

CONDITIONS PRECEDENT

6.1 MDS’ Conditions

MDS shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 6.1 have been satisfied in full at or before the Closing Time and the Closing is completed on or before March 15, 2007. Each of such conditions precedent is for the exclusive benefit of MDS and MDS may waive any of them in whole or in part in writing.

6.1.1 Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of a Rix Party made in or pursuant to this Agreement and the Contract of Adhesion shall be true and correct in all material respects as if made at and as of the Closing Time, except as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement or by MDS. At the Closing Time, each Rix Party shall have observed or performed in all material respects all of the obligations, covenants and agreements that they must perform at or before the Closing Time. MDS shall have received immediately prior to Closing Time a certificate from a senior officer of Seller, a senior officer of the trustee of the Rix Trust (without personal liability) and Rix certifying, to the best of his knowledge, information and belief that the conditions in this Section 6.1.1 have been satisfied.

6.1.2 Receipt of Closing Documentation

All documentation relating to the due authorization of the sale of the Rix Interests by Rix and the Seller under this Agreement and the Closing Documents to which it is a party shall be mutually satisfactory to the Parties, acting reasonably. All documentation relating to the due authorization of the transactions contemplated by the Transaction Structure by the Rix Parties, as applicable shall be satisfactory to MDS, acting reasonably.

6.1.3 Borealis Ontario Closing and Borealis BC Closing

The Borealis Ontario Closing shall have been completed and all conditions precedent to the Borealis BC Closing shall have been satisfied or waived, as applicable, save and except solely for the payment by Borealis of the Closing Cash Amount (as defined in the Borealis BC Agreement) under the Borealis BC Agreement and the Closing hereunder.

6.1.4 Consents

All Regulatory Consents shall have been obtained or made on or before the Closing Time.

6.1.5 Litigation

There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the Closing contemplated herein in accordance with the terms hereof in any material respect.

6.1.6 Material Adverse Change

No change which would constitute a Material Adverse Effect shall have occurred since the date hereof and MDS shall have received immediately prior to the Closing Time a certificate from a senior officer of Seller (without personal liability), a senior officer of the trustee of the Rix Trust (without personal liability) and Rix confirming to the best of his knowledge, information and belief that no Material Adverse Effect has occurred.

6.1.7 Deliveries of the Rix Parties

At the Closing Time, Seller and/or Rix, as applicable shall execute and deliver to MDS in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:

(a)	a statutory declaration of Seller and Rix that each is not a non-resident of Canada within the meaning of the ITA;

(b)
all duplicate keys, combinations and codes to the locks in the buildings, offices, security devices and storage facilities relating to the real property in the Diagnostics Business in the possession or control of a Rix Party (other than those pertaining to the office occupied by Rix in any of the Real Property) and all Books and Records in the possession or control of a Rix Party including all permits, licences, contracts, agreements, records, drawings, plans, drawings, operating manuals, reports, studies, warranties and all other documents and information relating to the operation, maintenance and repair of such real property in the possession or control of a Rix Party;

(c)
the stock transfers, partnership interest transfers, resignations, releases and other documents to be delivered by a Rix Party to MDS on Closing or required by MDS in connection with the Borealis BC Closing (including Rix’s interest as trustee for and on behalf of Metro LP of the Metro LP’s interest in Trainor GP and Trainor LP and of Mether Properties of its interest in Laurel Medical Centre Ltd.);

(d)	a release of [REDACTED] in respect of any interest in the Rix Interests or any commission or other amount payable in connection with the transactions contemplated herein;

(e)	an opinion of counsel to the Rix Parties substantially in the form of Schedule 6.1.7(e);

(f)	the stock transfers and other instruments and documents required to transfer the Rix Interests to be delivered by the Rix Parties to MDS;

(g)	the Contract of Adhesion executed by Newco and the Rix Trust; and

(h)	such other certificates, instruments of conveyance and documents as may be reasonably requested by MDS prior to the Closing Date to carry out the intent and purposes of this Agreement.

6.2 Conditions of Seller

Seller shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 6.2 have been satisfied in full at or before the Closing Time and the Closing is completed on or before March 15, 2007. Each of such conditions precedent is for the exclusive benefit of Seller and Seller may waive any of them in whole or in part in writing.

6.2.1 Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of MDS made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the Closing Time, except as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement. At the Closing Time, MDS shall have observed or performed in all material respects all of the obligations, covenants and agreements that it must perform at or before the Closing Time. Seller shall have received immediately prior to Closing Time a certificate from a senior officer of MDS certifying, to the best of such officer’s knowledge, information and belief, and without personal liability, that the conditions in this Section 6.2.1 have been satisfied.

6.2.2 Receipt of Closing Documentation

All documentation relating to the due authorization of the purchase of the Rix Interests by the MDS under this Agreement and the Closing Documents to which it is a party shall be mutually satisfactory to the Parties, acting reasonably.

6.2.3 Borealis Ontario Closing and Borealis BC Closing

The Borealis Ontario Closing shall have been completed and all conditions precedent to the Borealis BC Closing shall have been satisfied or waived, as applicable, save and except solely for the payment by Borealis of the Closing Cash Amount (as defined in the Borealis BC Agreement) under the Borealis BC Agreement and the Closing hereunder.

6.2.4 Litigation

There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the Closing contemplated herein in accordance with the terms hereof in any material respect.

6.2.5 Regulatory Consents

All Regulatory Consents shall have been obtained or made on or before the Closing Time.

6.2.6 Deliveries of MDS

At the Closing Time, MDS shall execute and/or deliver to Seller in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:

(a)	payment of the Purchase Price in accordance with Section 3.3;

(b)	an opinion of counsel to MDS substantially in the form of Schedule 6.2.6(b); and

(c)	such other certificates, instruments of conveyance and documents as may be reasonably requested by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement.

6.3 Waiver

Any Party may waive, by written notice to the other Party(ies), any condition set forth in this Article 6 which is for its sole benefit. No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

6.4 Failure to Satisfy Conditions

If any condition set forth in Sections 6.1 or 6.2 is not satisfied at the Closing Time, or if it becomes apparent that any such condition cannot be satisfied at the Closing Time, the Party entitled to the benefit of such condition (the “First Party”, it being understood that the Rix Parties are considered for this purpose to be one Party) may terminate this Agreement by notice in writing to the other Party and in such event:

(a)
unless the other Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed, or caused to be performed, by the First Party or have not been satisfied by reason of a default by the First Party hereunder, the First Party shall be released from all obligations hereunder, except as contemplated in Section 8.10; and

(b)
unless the First Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed, or caused to be performed, by the other Party or have not been satisfied by reason of a default by the other Party hereunder, then the other Party shall also be released from all obligations hereunder, except as contemplated in Section 8.10.

The Parties agree that, although MDS currently intends to complete the transactions contemplated by this Agreement, the Borealis BC Agreement and the Borealis Ontario Agreement, should the conditions to any of these agreements not be satisfied, or, in the case of the Borealis BC Agreement or the Borealis Ontario Agreement, should MDS and Borealis agree to terminate both of those agreements, then MDS or the Rix Parties shall be entitled to terminate this Agreement and the Parties shall be released from all obligations hereunder, except as contemplated in Section 8.10.

ARTICLE 7

INDEMNIFICATION

7.1 Definitions

As used in this Article 7:

“Claim” means any act, omission or state of facts and any demand, action, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto which may give rise to a right to indemnification under this Article 7;

“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

“Indemnified Party” means any Person entitled to indemnification under this Agreement;

“Indemnity Payment” means any amount of Loss required to be paid pursuant to this Article 7;

“Loss” means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by the Person seeking indemnification directly resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto, but (i) excluding loss of profits, indirect, incidental, special, punitive and consequential damages (which, for greater certainty, are deemed to include any Taxes payable by the Indemnified Party as a consequence of the receipt of an amount pursuant to Article 7 hereof and provided that a Loss shall not be deemed an indirect Loss solely because the Loss is incurred by MDS through a diminution in the value of its direct or indirect investment in an Operator) but not excluding any such damages suffered or incurred by MDS under Article 8 of the Borealis BC Agreement; (ii) excluding any contingent liability until it becomes actual; (iii) reduced by any net tax benefit; and (iv) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person; and

“Third Party Claim” means any Claim asserted against an Indemnified Party that is not a Direct Claim.

7.2 Indemnification by the Rix Parties

Subject to the limits set forth in Section 7.10, the Rix Parties shall jointly and severally indemnify, defend and save harmless MDS and the Representatives of MDS from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:

(a)	subject to Section 4.5, any misrepresentation or breach of any warranty made or given by a Rix Party in this Agreement or in any Closing Document;

(b)
any failure by a Rix Party to observe or perform any covenant, agreement or obligation of such Person contained in this Agreement or in any Closing Document or the Borealis BC Agreement or any Closing Document (as that term is defined under the Borealis BC Agreement) or the Rix Indemnification Agreement (as such term is defined in the Borealis BC Agreement); and

(c)
any and all Loss (as that term is defined under the Borealis BC Agreement) suffered or incurred by any of them, as a result of, or arising in connection with any matters contemplated by Section 8.2 of the Borealis BC Agreement that results from a misrepresentation or a breach of any warranty made or given by MDS in the Borealis BC Agreement or any Closing Document (as defined in the Borealis BC Agreement) with respect to any Rix Asset (as defined in the Borealis BC Agreement) to the extent not covered under Section 7.2(a).

7.3 Indemnification by MDS

Subject to the limits set forth in Section 7.10, MDS shall indemnify, defend and save harmless the Rix Parties and the Representatives of the Rix Parties from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:

(a)	subject to Section 4.6, any misrepresentation or breach of any warranty made or given by MDS in this Agreement or in any Closing Document;

(b)	any failure by MDS to observe or perform any covenant, agreement or obligation of such Person contained in this Agreement or in any Closing Document; and

(c)
any and all Loss (as that term is defined under the Borealis BC Agreement) suffered or incurred by any of them, as a result of, or arising in connection with any matters contemplated by Section 8.2 of the Borealis BC Agreement that results solely from:

(i)
a misrepresentation or a breach of any warranty made or given by MDS in the Borealis BC Agreement or any Closing Document (as defined in the Borealis BC Agreement) with respect to any MDS Operating Asset or MDS Metro Asset (as defined in the Borealis BC Agreement);

(ii)
a failure by MDS to observe or perform any covenant, agreement or obligation of MDS capable of being observed or performed directly by MDS contained in the Borealis BC Agreement or any Closing Document (as that term is defined in the Borealis BC Agreement) for which MDS has failed to use commercially reasonable efforts to observe or perform; or

(iii)
a misrepresentation or breach of any warranty of the representations and warranties under: (A) Sections 4.1.1(c), (d) and (e), 4.1.2, 4.1.5 and 4.1.6 of the Borealis BC Agreement in each case, to the extent such representations and warranties relate to MDS; and (B) Sections 4.1.13(a), 4.1.15(a) and 4.1.17 of the Borealis BC Agreement to the extent Rix does not have actual knowledge of a misrepresentation or breach thereof as at the Closing Time.

7.4 Agency for Representatives

Each Party agrees that it accepts each indemnity in favour of any of its Representatives as agent and trustee of that Representative. Each Party agrees that the other Parties may enforce an indemnity in favour of any of its Representatives on behalf of that Representative.

7.5 Notice of the Defence of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt written notice thereof, but in any event no later than 30 days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall have the right to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other third party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Indemnifier’s own expense and by such Indemnifier’s own counsel, and the Indemnified Party shall co-operate in good faith in such defence. The Indemnified Party shall have the right to participate in the defence of any Third Party Claim assisted by counsel of its own choosing at the Indemnified Party’s expense. The Indemnified Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnifier.

7.6 Assistance for Third Party Claims

The Indemnifier and the Indemnified Party will use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim,

(a)	those employees whose assistance, testimony or presence is necessary to assist such Party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such Party reasonably required by such Party for its use in defending any Third Party Claim,

and shall otherwise cooperate with the Party defending such Third Party Claim. The Indemnifier shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day for each day or portion thereof that such employees are assisting the Indemnifier but such expenses shall not exceed the actual direct out-of pocket cost to the Indemnified Party associated with such employees.

7.7 Settlement of Third Party Claims

If an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 7.5, the Indemnifier shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnifier fails to take reasonable steps necessary to defend diligently such Third Party Claim within 15 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith; provided that the Indemnified Party shall not enter into any compromise or settlement of any Third Party Claim without the prior written consent of the Indemnifier, which shall not be unreasonably withheld, delayed or conditioned.

7.8 Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The Indemnifier shall then have a period of 15 days within which to respond in writing to such Direct Claim. If the Indemnifier does not so respond within such 15 day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

7.9 Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 7 shall not affect the rights or obligations of the Indemnifier or Indemnified Party except and only to the extent that, as a result of such failure, any such party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure or whose rights were materially prejudiced by such failure.

7.10 Limitation

(a)
Claims for indemnification made by any Indemnified Party and any Representative of any Indemnified Party against any Indemnifier shall be limited if any Applicable Law would give the Indemnified Party or its Representative the right, notwithstanding the express terms of Section 4.5, 4.6, 7.2 or 7.3 to the contrary, to make a claim in respect of a breach of a representation or warranty made or given by an Indemnifier in this Agreement or in any Closing Document after the expiry of the survival period set forth in Section 4.5 or 4.6 with respect to such representation and warranty. The Parties agree that the aggregate Losses suffered or incurred by Indemnified Party or its Representative as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00 and the Indemnified Party hereby forever waives, releases and discharges each Indemnifier from any Loss in excess of such deemed amount.

(b)
The maximum aggregate liability of each of MDS and the Rix Parties and their respective Representatives for Losses pursuant to Section 7.2 or 7.3, respectively, shall not exceed 30% of the Aggregate Purchase Consideration, other than Losses resulting directly from (i) the intentional breach of this Agreement, the Closing Documents, the Borealis BC Agreement, the Closing Documents, as defined therein, or the Rix Indemnification Agreement, (ii) a fraudulent or deceitful act of the applicable Party, (iii) in the case of the Rix Parties, any misrepresentation or breach of warranty under Sections 4.1.1, 4.1.2, 4.1.4 or 4.1.5, or (iv) in the case of MDS, any misrepresentation or breach of warranty relating solely to MDS, an MDS Operating Asset or MDS Metro Asset under section 4.1.1, 4.1.2, 4.1.4 or 4.1.5 of the Borealis BC Agreement.

7.11 Reductions and Subrogation

If the amount of any Loss incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by

(a)	any net Tax benefit to the Indemnified Party; or

(b)	any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person,

the Indemnified Party shall promptly notify the Indemnifier in writing of the nature and amount of such reduction (and any costs, expenses (including Taxes) or premiums incurred in connection therewith), and the amount of such reduction (less any such costs, expenses (including Taxes) or premiums) shall promptly be repaid by the Indemnified Party to the Indemnifier. Upon making an Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.

7.12 Exclusive Remedy

The rights of indemnity set forth in this Article 7 are the sole and exclusive remedy of the Parties in respect of any misrepresentation, breach of warranty or breach of covenant by a Party hereunder or under any Closing Document (other than the rights of termination in Section 6.4 or a claim for specific performance or injunctive relief); provided that any Indemnified Party shall be entitled to join any Indemnifier as a party to any claim brought under the Borealis BC Agreement for the purpose of enforcement of the provisions of Article 7. Whether or not the Indemnifier is joined as a party to any claim, the Indemnified Party shall have the same rights of discovery of documents and oral discovery to which the Indemnified Party would be entitled if the Indemnifier had been joined as a party to such claim.

7.13 Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty or covenant of the Indemnifier hereunder or under any Closing Document. If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment.

7.14 General Limitations

An Indemnifier shall have no liability to an Indemnified Party hereunder or under any Closing Document:

(a)
for any Liability which arises solely by reason of a proposed or actual enactment or change of any applicable Tax legislation or any proposed or actual change in the interpretation or administration of such legislation after the date hereof;

(b)
for any Liability that arises as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the law after the date hereof;

(c)	in respect of any matter or thing done or omitted to be done by or at the direction or with the consent of the Indemnified Party;

(d)	in respect of more than one representation, warranty or covenant that relates to the same matter or thing in this Agreement or a Closing Document.

7.15 Adjustment to the Purchase Price

For greater certainty, the amount of any payment required to be made by an Indemnifier to an Indemnified Party shall be deemed to constitute an adjustment to the Purchase Price and the Parties agree to allocate the adjustment to the appropriate Rix Interest, acting reasonably.

ARTICLE 8

GENERAL

8.1 Expenses

Except as set forth in this Agreement, each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the Closing Documents and the transactions contemplated under this Agreement and the Closing Documents, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

8.2 Time

Time is of the essence of each provision of this Agreement.

8.3 Notices

Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(a)
delivered in person during normal business hours of the recipient on a Business Day and, in the case of the Seller, Rix Trust or MDS, left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or

(b)	sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day;

in the case of a notice to MDS, addressed to it at:

MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6

Attention: Executive Vice-President,
     Corporate Development and General Counsel
                Fax No.:  (416) 213-4222

with a copy to (which shall not constitute notice):

McCarthy Tetrault LLP
66 Wellington Street West
Suite 4700, Toronto Dominion Bank Tower
Box 48, Toronto-Dominion Centre
Toronto, Ontario
M5K 1E6

Attention:  Graham Gow
                Fax No.:  (416) 868-0673

in the case of a notice to any of the Rix Parties, addressed to such Party at:

[REDACTED]

Fax No.:  [REDACTED]

with a copy to (which shall not constitute notice):

Farris, Vaughan, Wills & Murphy LLP
25th Floor - 700 W. Georgia Street
Vancouver, BC V7Y 1B3

Attention: Mitchell Gropper
Fax No.:  (604) 661-9349

Each notice sent in accordance with this Section shall be deemed to have been received:

(i)	on the day it was delivered in person as aforesaid;

(ii)
on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.

Any Party may change its address for notice by giving notice to the other Parties.

8.4 Assignment, Successors

(a)
MDS may, without the consent of the Rix Parties but upon prior written notice to the Rix Parties, assign this Agreement and its rights and obligations hereunder, in whole or in part, to one or more Affiliates. Upon notification to the Rix Parties of any such assignment by MDS, the applicable Affiliate (to which such assignment is made) shall become liable for the performance of the obligations assigned by MDS to it. Notwithstanding the foregoing, MDS shall remain jointly and severally liable with such designated Affiliates of MDS and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates.

(b)	The Rix Parties may implement the Rix Reorganization, provided the Rix Parties comply with Sections 5.3.1 and 5.3.3.

(c)	Subject to paragraphs (a) and (b),

(i)	no Party may assign any rights or benefits under this Agreement to any Person;

(ii)	each Party agrees to perform its obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those obligations; and

(iii)	no assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against another Party except to the extent that the other Party has consented to it in writing.

(d)
This Agreement shall enure to the benefit of and be binding upon MDS and Seller and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns and, in respect of Rix, Rix and his heirs, executors and personal administrators.

8.5 Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, elections and the like, and will cause the doing of such acts and will cause the execution, filing and registration of such further documents as are within its power, as the other Parties may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document and, in the case of Borealis BC Agreement and/or Borealis Ontario Agreement as reasonably may be requested by MDS at any time and from time to time.

8.6 Public Announcements

Subject to Applicable Law, no Party shall make or cause to be made, any public statement or public announcement or issue any press release or otherwise communicate with any news media concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, and the Parties shall cooperate as to the timing and content of any such press release, public announcement or communication. Notwithstanding the foregoing, the Rix Parties acknowledge that MDS is a reporting issuer under Applicable Laws and is obligated to make immediate public disclosure of the entering into of this Agreement and the material terms hereof and will be required to file a copy of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) and EDGAR, and the Rix Parties consent to the making of such disclosure and such filing and any related communications (including in connection with analyst conference calls) and shall cooperate in the content of such disclosure.

8.7 Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

8.8 Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Parties by Transmission. That Party shall be deemed to have executed this Agreement on the date it sent such Transmission. In such event, such Party shall forthwith deliver to the other Parties the counterpart of this Agreement executed by such Party.

8.9 No Partnership

Nothing contained in this Agreement shall be deemed in any way or for any purpose to constitute any Party a partner or agent or legal representative of the other Parties in the conduct of any business or otherwise or a member of a joint venture or joint enterprise with the other, or to authorize one Party to bind the others or to create any fiduciary relationship between them.

8.10 Survival

Notwithstanding any provision herein to the contrary, Articles 1, 7 and 8 shall survive the termination of this Agreement. All covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing Date shall survive the Closing and remain in full force and effect indefinitely until fully performed.

8.11 Rix Confidentiality Agreements

The Rix Parties shall, if required by MDS or Borealis, diligently enforce any and all rights and remedies available to it under the terms of the Rix Confidentiality Agreements in respect of confidential information of the Diagnostics Business purchased by Borealis under the Borealis BC Agreement including by injunction or specific performance.

8.12 Newco and Rix Trust Contract of Adhesion

Rix and the Seller shall take all commercially reasonable actions to cause each of the Rix Trust or Newco to execute a contract of adhesion (the “Contract of Adhesion”) on or before the Closing Time agreeing to be bound by this Agreement as if an original party hereto (including, Section 8.13 as a joint and several guarantor), containing representations and warranties of Newco the same as the other Rix Parties under Section 4.1, mutatis mutandis, and otherwise in form and substance satisfactory to the Parties, acting reasonably.

8.13 Guarantee

(a)
Rix absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to MDS and its Representatives the prompt and complete payment, observance and performance of all obligations, indemnities and covenants to be paid, observed and/or performed by the Seller pursuant to this Agreement, any Closing Document or any other agreement or instrument executed and delivered by the Seller pursuant to this Agreement. Rix shall cause Seller and its Affiliates to take all actions and to fulfill the obligations of Seller and its Affiliates under this Agreement and the Closing Documents to which such Seller and/or its Affiliates is or will be a party.

(b)	MDS shall not be bound to seek or exhaust its recourse against Seller or any other Person or to enforce or value any security before being entitled to payment under the Guarantee.

(c)	Rix acknowledges that MDS has required, as a condition of the purchase of the Rix Interests, that Rix executes this Agreement and, inter alia, be bound by the terms of this Section 8.13.

TO WITNESS THEIR AGREEMENT, the Parties have duly executed this Agreement.

MDS INC.
Per:	/s/Stephen P. DeFalco
Name:	Stephen P. DeFalco
Title:	Chief Executive Officer

Per:	/s/Jim Garner
Name:	Jim Garner
Title:	Executive Vice President and Chief Financial Officer
We have authority to bind the Corporation

Signed	) ) ) )	/s/Dr. Donald B. Rix
Witness	) )	DR. DONALD B. RIX

RIX CLINICAL LABORATORIES LTD.
Per:	/s/Dr. Donald B. Rix
Name:	Dr. Donald B. Rix
Title:	President/Secretary

Per:
Name:
Title:
We have authority to bind the Corporation

Schedule 1.1

Borealis BC Agreement

[FILED SEPARATELY]

Schedule 2.3

Transaction Structure and Closing Sequence

[REDACTED]

Schedule 3.1

Holdback Amount

The Parties agree that MDS is entitled to holdback a portion of the Purchase Price and that this Schedule shall govern the release and payment to Seller of the Rix Holdback Amount (as herein defined).

The Parties acknowledge and agree as follows:

1. The calculation of the Holdback Amount (from which the Rix Holdback Amount is derived) and the release and payment to MDS of the Holdback Amount (from which MDS shall make payment to the Seller of the Rix Holdback Amount) is governed by Schedule 3.1 of the Borealis BC Agreement.

2. Unless otherwise defined in this Agreement or this Schedule, all capitalized terms used herein shall have the meaning set forth in Schedule 3.1 of the Borealis BC Agreement.

3. [REDACTED].

4. [REDACTED].

5. At the written request of the Seller, MDS shall direct the Buyer to pay directly to the Seller in accordance with paragraph 7 below all Rix Holdback Payments as determined from time to time under paragraph 4 above.

6. If notwithstanding the direction to the Buyer pursuant to paragraph 5, MDS receives from the Buyer any Rix Holdback Payment, it shall hold same in trust for the Seller and pay same to the Seller within three (3) Business Days of receipt.

7. Payments to the Seller under this Schedule 3.1 shall be made by deposit by MDS at a Canadian chartered bank with a branch in Toronto, Ontario to an account designated by Seller in writing from time to time (provided same is received not less than five (5) Business Days prior to any payment date hereunder) or by wire transfer in accordance with the written instructions of Seller from time to time (provided same is received not less than five (5) Business Days prior to any payment date hereunder) or failing such designation or instructions, by delivery of a bank draft or certified cheque to the Seller.

8. The Parties agree that the Purchase Price shall be reduced by an amount equal to the portion of the Rix Holdback Amount, if any, as at the date following the Final Release Payment Date that shall not be payable to Seller pursuant to the terms and conditions of this Schedule 3.1.

9. Contemporaneously with each of the payments contemplated in paragraph 4 of this Schedule 3.1, MDS shall provide to Seller a copy of all notices and other documents received by MDS under Section 16 of Schedule 3.1 of the Borealis BC Agreement.

10. [REDACTED].

Schedule 4.1.10

Subsidiaries and Joint Venture Interests

[REDACTED]

Schedule 6.1.7(e)

Form of Rix Opinion

[REDACTED]

Schedule 6.2.6(b)

Form of MDS Opinion

[REDACTED]